T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549 USA

SEC MAIL PROCESSING
RECEIVED
SEP 29 2004
WASH. D.C. 202 SECTION

04045197

SUPPL

Your ref.	
Our ref.	Investor Relations
Telephone	Phone direct: +49 6151 680-2931
Date	August 13, 2004
Subject	T-Online International AG Half Year Report 2004

To whom it may concern:

Please find enclosed T-Online International AG first half year report 2004. The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

Enclosure

PROCESSED
SEP 30 2004
THOMSON
FINANCIAL

JW 9/30

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)
Managing Directors Thomas Holtrop, Veronika Altmeyer, Rainer Beaujean, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at Amtsgericht Darmstadt, HRB 7641

Group Report.
January 1 to June 30, 2004.

Q1 | Q2
Q3 | Q4

2004

T · · Online · · · ·

1. T-Online stock.

Performance of the T-Online share price.

The TecDAX index started the second quarter 2004 on a rising trend and hit its second quarter peak of 618.74 points on April 5, 2004. The same day also saw the T-Online share price reach its highest point for the quarter, at € 10.23, in heavy trading with over three million shares changing hands.

The TecDAX proved unable to keep up the good showing and slid downward. Causal factors included the high price of crude oil and fear of terrorist attacks in Iraq prior to the transfer of power to the interim government in Bagdad on June 28 combined with the unsettled political picture in the Middle East. The German employment figures were similarly unconvincing and dulled spirits on the stock exchanges.

Caught up in the general situation of uncertainty, the T-Online International AG share price showed similarly high volatility to the TecDAX as a whole.

T-Online's stock closed the June 30 reporting date at € 9.37 (XETRA). Its average price over the reporting period was € 9.21.

2. Business trends for the Group and its segments.

First half 2004 key business trends.

T-Online successfully held its strong market position despite growing competitive pressure. This is borne out by the main performance indicators bear this out, as shown in the table:

Millions of €

	First half 2004	First half 2003	**Second quarter 2004**	Second quarter 2003	2003
Net revenues*	988.2	883.3	499.5	449.6	1 840.2
EBITDA*	248.3	153.6	130.6	80.8	317.7
Earnings before taxes*	263.2	(2.8)	137.2	(2.0)	(3.6)
Group net income (loss)*	167.6	(71.4)	88.2	(40.1)	(145.7)
Earnings per share (€)	0.14	(0.06)	0.07	(0.03)	(0.12)
Registered customers on reporting date (millions)	13.34**	12.66	13.34	12.66	13.13

* Adjusted for material nonrecurring items in 2003/2004. Detailed information on material nonrecurring items is given in the table on page 20.

** At Group level, the number of registered customers as per the reporting date of June 30, 2004 had dropped slightly compared with the end of the first quarter 2004, an effect triggered by the transfer of Austrian subsidiary t-online.at's access customers to UTA Telekom AG.

In the first half of 2004, T-Online International AG in Germany succeeded in further improving its position in the DSL segment. In the period under review, the company acquired a total of around 462 000 new DSL customers, including 181 000 in the second quarter. Instrumental to T-Online's growth were the innovative, diverse broadband content offerings in combination with our access products. The broadband tariff portfolio successively expanded during the first six months of 2004 is proving popular with customers.

Despite this slightly weaker increase in DSL business compared with the previous quarter, the new customer figure is still significantly above the previous year's level (114 000 new DSL tariff customers in the second quarter 2003). For seasonal reasons, the market as a whole showed slower growth during the second quarter than it had in the first three months of the year.

Due to the profitable growth in the customer base, Group revenues increased by € 104.9 million compared with the prior-year period, from € 883.3 million to € 988.2 million (prior-year revenues are restated to exclude t-info, sold in the second quarter of 2003, while the accounts for the first half of 2004 include pro rata figures for the Scout24 Group acquired during the reporting period). This means a rise of some 12 percent from the prior-year, despite T-Online again effectively forgoing revenue in the second quarter by partly waiving basic charges under its

broadband promotion campaign. Group earnings before interest, taxes, depreciation and amortization (EBITDA) increased by 61.7 percent over the prior-year period*, from € 153.6 million to € 248.3 million. The EBITDA figure for the **Rest of Europe segment** is especially gratifying as it is positive for the first time, to the tune of € 3.2 million. Group EBITDA set a new company record, as did earnings before taxes at € 263.2 million (prior-year: negative € 2.8 million) and Group net income at € 167.6 million (prior-year: negative € 71.4 million). Earnings before taxes and Group net income are affected by the first time application of IFRS 3 (see Accounting Policies). Earnings per share at the end of the reporting period were € 0.14 (prior-year: negative € 0.06).

The gross margin rose through the first half of 2004, at 60.1 percent for Q1 and 65.5 percent for Q1, giving an average of 62.8 percent for the half year as a whole. Factors contributing to the improved gross margin included optimum utilization of bought-in network capacity and exploitation of economies of scale. Another reason for the sustained positive trend in the first half of 2004 was the continued high level efficiency in the use of enterprise resources, obtained as the company continued to fine-tune its operating processes.

In summary, T-Online succeeded during the first half of 2004 in further increasing competitiveness and strengthening the foundations of its future profitable growth.

T-Online divides its presentation of Group performance geographically into two segments: Germany (primarily T-Online International AG) and Rest of Europe (subsidiaries outside Germany). The following centers on the Germany segment as T-Online International AG represents almost 90 percent of the T-Online Group in terms of the main indicators. T-Online's combined business model means that, from the current perspective, a presentation of segmental data by product would not be meaningful.

* Adjusted for material nonrecurring items. Detailed information on material nonrecurring items is given in the table on page 20.

Revenue growth.

Group revenues grow 12 percent.

The T-Online Group generated total revenues of € 988.2 million in the first half of 2004 (prior-year period: € 883.3 million). The broadband promotion launched in the **Germany segment** during the first quarter effectively involved T-Online forgoing revenue again in the second as it allowed new customers to sign up for various DSL tariff plans free of basic charges for up to two months. Revenue growth in the **Rest of Europe segment** is especially gratifying: Segmental revenues were 38.0 percent higher in the first half of 2004 than in the prior-year period. The segment's revenue growth in the second quarter was even higher, at 40 percent above the figure for the second quarter of 2003. The **Rest of Europe segment** now has a 11.4 percent share of total revenues, up from 9.3 percent in the first half of 2003.

The table below presents Group revenues by segment:

Millions of €

	First half 2004	First half 2003*	**Second quarter 2004**	Second quarter 2003
Germany segment	**879.7**	**802.4**	**443.8**	**408.2**
Subscription fees	498.1	418.6	259.9	214.6
Usage fees	278.1	286.5	132.3	143.6
Advertising/B2B	103.5	97.3	51.6	50.0
Portal agreement with Deutsche Telekom (to 2013)	74.1	74.1	37.0	37.3
Remainder	29.4	23.2	14.6	12.7
Rest of Europe segment	**113.1**	**81.9**	**59.0**	**42.2**
Subscription fees	81.1	59.5	41.4	31.5
Usage fees	18.5	15.4	10.3	7.0
Advertising/B2B	13.5	7.0	7.3	3.7
Consolidation	**(4.6)**	**(1.0)**	**(3.3)**	**(0.8)**
Group	**988.2**	**883.3**	**499.5**	**449.6**
Subscription fees	579.1	478.1	301.3	246.1
Usage fees	296.6	301.9	142.6	150.6
Advertising/B2B	112.5	103.3	55.6	52.9
Portal agreement	74.1	74.1	37.0	37.3
Remainder	38.4	29.2	18.6	15.6

* Adjusted for material nonrecurring items in 2003. Detailed information on material nonrecurring items is given in the table on page 20.

Subscription fees throughout the Group increased by 21.1 percent compared with the prior-year period; growth during the second quarter of 2004 stood at 22.4 percent compared with Q2 2003. This growth was driven in part by the larger customer base, particularly in broadband business, as well as by increasing acceptance of offers for services above and beyond pure Internet access.

Compared with the first six months of 2003, subscription fees for the **Germany segment** rose by around 19 percent; T-Online International AG succeeded in boosting subscription fees by 21 percent over the second quarter of 2003. This result can be traced in part to very healthy growth in DSL business compared with the first two quarters of 2003. While some 294 000 customers opted for DSL tariffs during the first half of 2003, the number was around 462 000 during the reporting period. In addition, content and service subscriptions beyond pure Internet access also showed favorable development: as at June 30, 2004, T-Online customers were using over 1.3 million non-access subscription plans such as the security package, premium e-mail services and onThemen (e.g. onSpiele, onComputer etc.). Notably in the area of Internet security, the positive trend continued.

Subscription fees in the **Rest of Europe segment** climbed by 36.1 percent compared with the prior-year period, showing 31.6 percent growth in a direct quarter-on-quarter comparison.

Though subscription fees are increasing, usage fees across the Group and in the **Germany segment** dropped. This is due for the most part to seasonal fluctuations but also to the fact that customers are increasingly tending toward subscription plans. This trend was supported, for instance, by the trial offer of a free onComputer Insider subscription for two months on registering for a t-dsl flat tariff.

Advertising/B2B revenues were also given a boost Group-wide compared with the prior-year period. Not including the portal agreement with Deutsche Telekom AG – involving ongoing annual payments until the end of the contractual period in 2013 – the first six months of 2004 showed an increase of 31.4 percent over the same period in 2003, with growth of 18.7 percent in a direct quarter-on-quarter comparison. Significant growth was also recorded in Advertising/B2B in the **Rest of Europe segment.**

Increasing total revenues remains a central pillar of corporate development at T-Online. However, securing profitability and achieving economies of scale through efficient utilization of existing technology platforms constitute the top priorities for product development and marketing.

Development of ARPU.

T-Online has been disclosing average monthly revenue per user (ARPU) data since the first quarter of 2004.

ARPU further enhances transparency regarding key performance indicators of T-Online's combined business model. T-Online breaks down ARPU data into blended ARPU, subscription ARPU and usage ARPU at segment level for the Germany and Rest of Europe segments and for the Group.

The chart below shows ARPU development as well as the key computation parameters for T-Online:

In €

	First half 2004	First half 2003	**Second quarter 2004**	Second quarter 2003
Group				
ARPU				
Blended	15.7	14.4	15.8	14.6
Subscription	11.5	9.9	11.9	10.1
Usage	5.3	5.6	5.1	5.5

Computation parameters (millions)

	June 30, 2004	June 30, 2003
Customers with DSL tariffs	2.93	2.21
Customers with narrowband tariffs	5.52	5.97
PAYG (usage < 30 days)	0.93	0.96

In €

	First half 2004	First half 2003	**Second quarter 2004**	Second quarter 2003
Germany				
ARPU				
Blended	15.0	14.1	15.1	14.2
Subscription	10.6	9.2	11.0	9.4
Usage	5.4	5.7	5.1	5.7

Computation parameters (millions)

	June 30, 2004	June 30, 2003
Customers with DSL tariffs	2.62	2.00
Customers with narrowband tariffs	5.26	5.66
PAYG (usage < 30 days)	0.80	0.79

In €

	First half 2004	First half 2003	**Second quarter 2004**	Second quarter 2003
Rest of Europe				
ARPU				
Blended	23.9	18.4	24.4	18.3
Subscription	24.4	19.8	24.4	20.2
Usage	4.4	3.8	4.9	3.3

Computation parameters (millions)

	June 30, 2004	June 30, 2003
Customers with DSL tariffs	0.31	0.21
Customers with narrowband tariffs	0.25	0.32
PAYG (usage < 30 days)	0.14	0.18

Compared with the first half of 2003, blended ARPU within the Group rose during the first six months of 2004. Both in the **Germany segment** (up 6.8 percent over the prior-year period) and the **Rest of Europe segment** (up 30.1 percent over the prior-year period), the driving force behind this development during the period under review was growth in DSL business. Compared with June 30, 2003, the share of customers with DSL tariffs within the Group had increased by 32.6 percent from 2.2 million to 2.9 million by the end of the second quarter of 2004. The share of DSL tariff customers rose from 2.4 million to 2.9 million between year-end 2003 and the reporting date. In the **Germany segment**, the number of customers with DSL tariffs climbed by 31 percent from 2 million at the end of the first half of 2003 to 2.6 million. The **Rest of Europe segment** showed 47.6 percent growth. As of the reporting date (June 30, 2004), there were about 310 000 customers with DSL tariffs in the segment, compared with about 210 000 on the reporting date for the prior-year. Under the previous reporting policy, which was discontinued in the first quarter of 2004 in favor of separately reporting customers in narrowband and DSL tariffs, T-Online had a total of roughly 4 million broadband customers at the end of the first half of 2004, including about 3.7 million in Germany.

In contrast, the number of customers with narrowband tariffs is declining at Group level. This demonstrates that customers are increasingly opting for DSL tariffs, which can be attributed not only to the broad-based, attractive tariff portfolio but also to the range of broadband-specific content offerings.

Group-wide, subscription ARPU rose by 16.5 percent in the first six months of 2004 compared with the same period last year. In the **Germany segment**, there was an increase of 15.2 percent, and 22.8 percent in the **Rest of Europe segment**. Comparing the second quarter of last year with the same period in the current fiscal year, subscription ARPU increased by 17.3 percent in the **Germany segment** and 21.0 percent in the **Rest of Europe segment**. As a result of the wider distribution of broadband connections, T-Online succeeded in boosting acceptance of paid content and services. Here, T-Online managed to increasingly address users' entertainment budgets and effectively migrate customers to subscription products. Since broadband customers are generally much more open to paid content, it is particularly important for T-Online to focus on the customers who use high-margin, high-value tariff plans.

Comparing both the half-year and second-quarter figures Group-wide, the increase in subscription ARPU is offset by a slight drop in usage ARPU. The reason for this is that the increase in usage ARPU in the **Rest of Europe segment** was not sufficient to compensate for the lower usage ARPU figure in the **Germany segment**. Here, the drop in the narrowband customer base and the parallel increase in customers in the DSL tariffs led to a decrease in usage ARPU. Comparing usage ARPU for the second quarter of 2004 with the first quarter 2004 brings out the seasonal nature of this revenue component – a further reason for T-Online to migrate users increasingly to higher-value broadband tariffs and non-access subscription products, and thus subscription fees.

ARPU, particularly subscription ARPU, is a key indicator for T-Online when it comes to measuring the performance of its combined business model, as it shows how well the company is doing at addressing users' entertainment budgets as well as their communications budgets. ARPU is not the sole management parameter, however, but only an added indicator that must always be considered in combination with gross margin and net growth in the customer base. A product's profitability is more important than the absolute revenue it generates. Profitability, in turn, should not be viewed in isolation, but in relation to the product's significance within the product portfolio as a whole.

The following chart shows the key performance indicators of the combined business model:

Key performance indicators


Group ARPU
Advertising/B2B
Growth
Profitable growth
Profitability
Net customer growth
Revenue cost efficiency

14.5 million Internet users visit t-online.de.

The unique audience on www.t-online.de was down slightly on the first quarter of 2004 at 14.5 million, mainly due to seasonal factors as well as the European soccer championships. By comparison with the previous quarter, page impressions in the second quarter of 2004 remained virtually constant at 2.21 billion.

The Internet's future is broadband.

During the first half of 2004, T-Online International AG continued to expand and further develop its broadband portfolio with a clear customer focus. Effective June 1, T-Online lowered the basic monthly charge for T-Online dsl flat 2000 by around a third, thus making broadband Internet that much more attractive. T-Online's cooperation with Sony during the second quarter is similarly geared to fostering customer growth, particularly in the attractive broadband segment: Since mid-May, T-Online Software 5.0 is preinstalled on all Sony Deutschland VAIO products (desktop PCs and notebooks). Connectivity is a defining, forward-looking feature of all VAIO products – with a broadband connection via DSL, users also have access to the entire spectrum of applications.

Current developments in broadband show that for an increasing number of customers, it is about more than speed and fast downloads. Today, broadband opens the way for individual, interactive entertainment by way of movies, music, sports, games and information. T-Online recognized this trend early on and offers its customers a richly varied range of broadband-specific content that is very well received:

- For example, the average number of daily requests on the onUnterhaltung portal stood at over 6 000 in the first six months of 2004.
- An average of around 8 million page impressions per month on Musicload in the second quarter shows that the portal is popular within the market. The average number of downloads in the second quarter rose to over 2 500 a day.
- In the second quarter, movies on demand were requested an average of over 800 times each working day, and over 1 000 times a day at weekends.

In the second quarter, T-Online successively upgraded its range of paid content and services:

T-Online secures exclusive online and mobile moving picture rights to Germany's soccer league matches up to 2006.

For instance, the company has secured the rights from Germany's DFL soccer league to cover Bundesliga matches on the Web and via mobile terminals up to the end of the 2005/06 season. These licenses exclusively entitle T-Online to also distribute video streams and content on to third parties, such as mobile communications providers. Through its agreement with the DFL, T-Online not only continues to position itself as the prime port of call for premium Web content but also as provider and broker of high-caliber content for the entire new media industry, from Internet portal to mobile communications provider. In this way, the company succeeds in securing core business with attractive paid content while at the same time systematically expanding it to include content syndication.

Agreement concluded with Handan BroadInfoCom and Humax regarding development of set-top boxes for T-Online Vision.

Alongside existing partners Fujitsu Siemens and Samsung, T-Online International AG has teamed up with two new partners, Korean companies Handan and Humax, for the dissemination of T-Online Vision services. By way of set-top boxes, online services such as video on demand, a theme portal featuring news, sports and entertainment as well as WebMail can be accessed via TV sets. These devices will be available in specialist consumer electronics stores as of fall 2004. Drawing on years of experience in the development and distribution of digital consumer electronics, Handan and Humax rank among the world's leading manufacturers of set-top boxes. By joining forces with these partners, T-Online comes a significant step closer to its aim of being able to offer T-Online Vision services in all price categories via top-quality equipment.

International subsidiaries.

Also in France, developments in broadband have been instrumental in the general dissemination and widespread usage of the Internet. Today, Club Internet has already reached the target set for 2004 of profitability on an EBITDA basis. Overall, however, the French market remains hotly contested, which is why strategic options for Club Internet need to be reviewed.

Our Spanish subsidiary ya.com faces different conditions on its home market from Club Internet. The level of both Internet penetration and competitive pressure is lower in Spain, and the Spanish market is wide open to broadband. Having reached EBITDA profitability as planned, the next strategic steps can now be assessed for ya.com.

3. Earnings situation.

The first half of 2004 once again saw a significant increase in T-Online's earnings power.

Revenue growth of some 12 percent was accompanied by a below-average increase in operating expenses compared with the prior-year period. This was mostly a result of further improvement in the gross margin and reductions in key functional costs relative to revenues. Ceasing to charge goodwill amortization meant that Group net income was positive in the first half of 2004, at € 167.6 million. As a result, earnings per share improved from a negative € 0.06 in the prior-year period to a positive € 0.14 in the period under review.

Operating earnings/EBITDA.

Both operating earnings and EBITDA increased considerably in both segments compared with the prior-year period.

In the table below, we derive EBITDA for the T-Online Group from the operating earnings posted by the two segments Germany and Rest of Europe:

Millions of €

	First half 2004	First half 2003*	**Second quarter 2004**	Second quarter 2003
Operating earnings				
Germany	212.8	148.1	108.3	76.7
Rest of Europe	(10.4)	(27.8)	(2.7)	(13.4)
Reconciliation	0.0	0.1	1.0	0.3
Group	**202.4**	**120.4**	**106.6**	**63.6**
Depreciation and amortization				
Germany	35.1	24.6	18.1	12.8
Rest of Europe	10.3	8.3	5.7	4.3
Group	**45.4**	**32.9**	**23.8**	**17.1**
Other taxes				
Germany	0.1	0.1	0.0	0.0
Rest of Europe	0.4	0.2	0.2	0.1
Group	**0.5**	**0.3**	**0.2**	**0.1**
EBITDA				
Germany	248.0	172.8	126.4	89.5
Rest of Europe	0.3	(19.3)	3.2	(9.0)
Reconciliation	0.0	0.1	1.0	0.3
Group	**248.3**	**153.6**	**130.6**	**80.8**

* Adjusted for material nonrecurring items in 2003. Detailed information on material nonrecurring items is given in the table on page 20.

In the **Germany segment**, operating earnings rose by some € 65 million to € 212.8 million and EBITDA by € 75.2 million to € 248.0 million compared with the prior-year period, primarily due to a reduction in goods and services purchased despite growth in the customer base. Comparing the second-quarter figures, operating earnings increased by € 31.6 million to € 108.3 million and EBITDA by € 36.9 million to € 126.4 million.

Operating earnings and EBITDA likewise improved in the **Rest of Europe segment.** This was due partly to the 38 percent revenue increase and partly to reductions in key functional costs relative to revenues. Operating earnings were up by € 17.4 million to a negative € 10.4 million, while EBITDA increased by € 19.6 million to a positive € 0.3 million. Segment EBITDA in the second quarter of 2004 was positive for the first time, at € 3.2 million.

Depreciation and amortization were € 45.4 million in the first half and € 23.8 million in the second quarter of 2004. The table below shows depreciation and amortization expenses by function:

Millions of €

	Depreciation and amortization First half 2004	Depreciation and amortization First half 2003	**Depreciation and amortization Second quarter 2004**	Depreciation and amortization Second quarter 2003
Cost of sales	28.2	20.8	14.8	10.1
Selling costs	14.9	9.2	7.9	5.3
Administrative costs	2.3	2.9	1.1	1.7
Other operating expenses	0.0	0.0	0.0	0.0
Total	**45.4**	**32.9**	**23.8**	**17.1**

The € 12.5 million (half year) and € 6.7 million (second quarter) increase in depreciation and amortization primarily reflects a first time amortization charge on software development work completed at the end of 2003 plus additions to the consolidated Group.

The table below shows other taxes by function:

Millions of €

	Other taxes First half 2004	Other taxes First half 2003	**Other taxes Second quarter 2004**	Other taxes Second quarter 2003
Cost of sales	0.1	0.1	0.1	0.1
Selling costs	0.2	0.1	0.1	0.0
Administrative costs	0.2	0.1	0.0	0.0
Other operating expenses	0.0	0.0	0.0	0.0
Total	**0.5**	**0.3**	**0.2**	**0.1**

Economies of scale increase earnings power.

T-Online's rigorous management of economies of scale is a crucial factor in its success. To this end, an efficiency matrix is assigned to every product and/or cost area at the beginning of the year. Each unit is committed to the goal of optimizing the ratio of costs to revenues. Each individual unit thus shares responsibility for earnings.

The table below shows T-Online International AG's main income statement items compared with Group revenues:

	First half 2004 %	First half 2003* %	**First half 2004** Millions of €	First half 2003* Millions of €	**Second quarter 2004** %	Second quarter 2003 %	**Second quarter 2004** Millions of €	Second quarter 2003 Millions of €
Net revenues	100	100	988.2	883.3	100	100	499.5	449.6
Goods and services purchased	37.2	43.1	367.5	381.0	34.5	42.5	172.4	191.1
Gross margin	62.8	56.9	620.7	502.3	65.5	57.5	327.1	258.5
Other cost of sales	12.3	13.6	121.5	120.3	13.3	11.6	66.3	52.4
Selling costs	26.2	26.0	259.1	229.5	25.5	26.5	127.1	119.1
Administrative costs	4.9	5.7	48.1	50.1	6.3	6.7	31.3	30.2
Operating profit	20.5	13.6	202.4	120.4	21.3	14.1	106.6	63.6
EBITDA	25.1	17.4	248.3	153.6	26.2	18.0	130.6	80.8
Earnings/(loss) before taxes	26.6	(0.3)	263.2	(2.8)	27.5	(0.4)	137.2	(2.0)
Income taxes	9.7	8.1	95.5	71.4	9.8	8.8	48.9	39.7
Group net income/(loss)	17.0	(8.1)	167.6	(71.4)	17.7	(8.9)	88.2	(40.1)
Earnings/(loss) per share €			0.14	(0.06)			0.07	(0.03)

* Adjusted for material nonrecurring items in 2003 and 2004. Detailed information on material nonrecurring items is given in the table on page 20.

The increase of € 118.4 million (first half) and € 68.6 million (second quarter) in the Group's gross margin to € 620.7 million, with revenues rising by € 105 million (first half) and approximately € 50 million (second quarter), was primarily due to the reduction in goods and services purchased relative to the growth in the customer base. This has various causes:

In the **Germany segment**, even better utilization of diurnal traffic distribution yielded increasing economies of scale, while the growing numbers of customers in DSL tariff plans led to cost savings. In addition, the European soccer championships also affected purchased goods and services. Because all matches were screened on prime-time public television, customers made less use of the Internet at peak times. The general downward trend in input prices also positively affected costs.

In the **Rest of Europe segment**, goods and services purchased increased slightly in absolute terms but decreased 10 percentage points relative to revenue. This effect is mostly due to our French subsidiary, where customer migration from France Telecom to an alternative carrier continues.

Another major factor in the increase in gross margin is the Group's concentration on high-margin revenue flows generated by the combined business model, especially in non-access operations (see the section headed "Revenue growth" for detailed information).

In view of T-Online International AG's share of almost 90 percent in the Group's most important earnings variables, the following notes on the earnings situation are based on Group rather than segmental figures.

Promotions increase selling costs.

Selling costs rose year-on-year by € 29.6 million to approximately € 259.1 million, with a second quarter increase of € 8 million. The primary reasons behind the absolute increase in selling costs in the **Germany segment** included T-Online International AG's 2004 ad campaign for broadband and also more aggressive advertising for growth formats like Musicload.de, T-Online Vision on TV and video on demand, together with the higher Customer Care Service costs occasioned by, among other things, the improved accessibility rate in our call centers. Compared with revenues, second quarter selling costs remained constant.

Improved cost efficiency in administration.

Thanks among other things to measures gearing up the automation level of its internal processes and procedures, T-Online reduced administrative costs in the Group by € 2.1 million to € 48.1 million year-on-year, despite the increase in revenues. As in the prior quarter, reversals of provisions have also led to reduced costs. As a result, administrative costs amounted to 4.9 percent of revenues in the first half of 2004 (prior-year: 5.7 percent). Second quarter administrative costs decreased from 6.7 percent of revenues in 2003 to 6.3 percent in 2004.

Notes on selected items in the income statement.

Other operating income decreased year-on-year by € 8.2 million to € 11.5 million. Unlike the prior-year period, reversals of provisions are no longer included in this item and instead are charged in the amount of € 14.4 million against the costs for which the provisions were originally recognized, in accordance with IAS.

Net interest income declined by € 4.2 million to € 55 million due to changes in capital market interest rate trends.

Profitability of T-Online International AG results in income tax liability.

Income tax expenses of € 95.5 million were reported in the period under review, a consequence of the positive trend in T-Online International AG's results. The prior-year was the last in which tax loss carryforwards were deducted here. The Group's average tax ratio is around 39 percent.

4. Financial situation.

T-Online once again combined an operating profit with strong cash flow from operating activities in the first half of 2004. T-Online's financial situation is compared with the prior-year period in the summary cash flow statement below. The statement uses a management presentation, where cash and cash equivalents (terms of three months or less) are combined with short-term investments (exceeding three months):

Millions of €

	First half 2004	First half 2003	**Second quarter 2004**	Second quarter 2003
Net cash provided by operating activities	156.1	213.9	57.9	82.1
Net cash (used for)/provided by operational capital expenditure	(214.2)	4.2	(23.7)	17.3
– Capital expenditure on non-current assets*	(214.7)	(28.0)	(24.1)	(11.5)
– Net change in marketable securities	0.0	0.0	0.0	0.0
– Proceeds from the sale of non-current assets	0.5	32.2	0.4	28.8
Net cash provided by financing activities	0.6	0.0	0.5	0.0
(Decrease)/increase in monetary assets	(57.5)	218.1	34.7	99.4

* Largely due to the acquisition of the Scout24 Group.

T-Online's monetary assets decreased by € 57.5 million during the first half of 2004. This mirrors a € 214.2 million net cash outflow for operational capital expenditure – largely due to the € 183.5 million flow of funds for acquisition of the Scout24 Group – and a € 156.1 million cash inflow from operating activities.

Taxes paid during the first six months of 2004 amounted to € 82.2 million, reducing net cash provided by operating activities by € 57.8 million compared with the first half of 2003. The non-incurrence of tax payments in the prior-year period was chiefly due to T-Online International AG making use of tax loss carryforwards for the last time. Another reason for the reduced cash flow from operating activities was a € 22.9 million decrease in interest receipts – mostly in the second quarter – from € 54.5 million in the prior-year period to € 31.6 million, corresponding to a rise in interest payable. Stripping out the effects of the higher tax payments and lower interest receipts, net cash provided by operating activities increased by € 47 million.

5. Net worth.

In comparison with December 31, 2003, T-Online's total assets figure climbed € 211.0 million to € 6 157.3 million. The assets side component of this increase is the balance of an increase in long-term and a decrease in short-term assets, relating in both cases partly to fixed-term deposits being swapped into longer maturities and partly to the acquisition of Scout24 AG. The liabilities side components are increases in shareholders' equity from retained earnings, in deferred taxes and in short-term liabilities.

The main balance sheet figures are presented in the table below:

Millions of €

	June 30, 2004	Dec. 31, 2003	Change
Total assets	6 157.3	5 946.3	211.0
Shareholders' equity	5 641.4	5 480.0	161.4
Equity ratio (%)	91.6	92.2	(0.6)
Goodwill	1 262.0	1 148.9	113.1
Monetary assets	3 994.4	4 051.9	(57.5)

Assets shift to longer maturities.

Non-current assets increased by € 1 195.6 million and current assets decreased by € 984.6 million compared with December 31, 2003.

Looking at the non-current assets first, there was a € 113.1 million increase in goodwill mostly due to the acquisition of Scout24 AG and a larger stake in AutoScout24 GmbH. Goodwill ceased to be subject to amortization on January 1, 2004 with the entry into force of IFRS 3. The acquisition of Scout24 AG additionally brought about a € 66.1 million increase in intangible assets (see Accounting Policies). The additions to non-current assets from the acquisition of Scout24 AG are offset in current assets by a € 163.9 million decrease under cash in banks.

A further € 984.2 million of the increase in non-current assets is accounted for by fixed-term deposits with Deutsche Telekom being switched into longer maturities, matched by corresponding reductions in current assets.

Equity ratio remains constant.

T-Online recorded a € 161.4 million increase in shareholders' equity as of the balance sheet date, mostly due to the Group net income of € 161.6 million. The equity ratio was almost unchanged at 91.6 percent compared with December 31, 2003 (92.2 percent).

As of June 30, 2004, Deutsche Telekom AG held 73.93 percent of T-Online International AG's subscribed capital.

6. Accounting policies.

T-Online International AG complies in its interim reporting with German Accounting Standard (GAS) No. 6 and IAS 34 (Interim Financial Reporting). Its financial reporting complies with the International Financial Reporting Standards (IFRS) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). Newly adopted standards affecting T-Online's consolidated financial statements include IFRS 3 (Business Combinations), IAS 36 (revised) (Impairment of Assets) and IAS 38 (revised) (Intangible Assets). This resulted in a material change in accounting for goodwill, which ceases to be amortized. Other than the changes just mentioned, T-Online's accounting policies remain unmodified compared with 2003.

T-Online completed its acquisition of the Scout24 Group in the first quarter of 2004. T-Online acquired all shares in Scout24 AG of Baar, Switzerland as of February 18, 2004 for a purchase consideration of € 145.4 million. In addition, there was the transfer of a shareholder loan for € 36.8 million. The parties finalized the purchase consideration on May 4, 2004. Additional, acquisition-related costs came to € 2.3 million. The value of the Scout24 Group to T-Online takes the form of access to future growth markets and available synergies. During the first half of 2004, Scout24 increased its stake in AutoScout24 GmbH by 7.6 percent to 84.6 percent, generating goodwill of € 3.7 million.

This acquisition expanded the Group by 26 new fully consolidated companies – 10 in the Germany segment and 16 in the Rest of Europe segment – and one new domestic associated company. The T-Online Group now totals 39 fully consolidated companies beside T-Online International AG, plus 12 associated companies. Consolidation changes had a net impact on earnings of a negative € 19.9 million.

Inclusion of the Scout24 group affected the T-Online balance sheet at the time of the acquisition as follows:

Millions of €	
Other intangible assets	66.1
Goodwill	109.3
Property, plant and equipment	1.5
Financial assets	22.6
Deferred tax assets	22.3
Monetary assets	4.2
Other current assets	11.7
Deferred tax liabilities	23.1
Liabilities	63.3

Commencing with the period under review, reversals of provisions (€ 14.4 million) are deducted from function costs instead of being reported under other operating income. This mostly related to selling costs in the first half of 2004.

The table below shows major nonrecurring items in the income statement:

Millions of €

	First half 2004	First half 2003	**Second quarter 2004**	Second quarter 2003	2003
Net revenues	**0.0**	**11.0**	**0.0**	**0.0**	**11.0**
Goods and services purchased	0.0	(5.9)	0.0	0.0	(5.9)
Gross margin	**0.0**	**5.1**	**0.0**	**0.0**	**5.1**
Other cost of sales	0.0	(3.0)	0.0	0.0	(3.0)
Gross profit	0.0	2.1	0.0	0.0	2.1
Selling costs	0.0	(0.6)	0.0	0.0	(0.6)
Administrative costs	0.0	(0.4)	0.0	0.0	(0.4)
Other operating income	0.0	24.5	0.0	23.6	24.5
Other operating expenses	0.0	0.0	0.0	0.0	0.0
Operating profit	**0.0**	**25.6**	**0.0**	**23.6**	**25.6**
Goodwill amortization	0.0	0.0	0.0	0.0	0.0
Net result from associated companies	0.0	0.0	0.0	0.0	34.0
Interest income, net	0.0	0.4	0.0	0.0	0.4
Impairment charges against financial assets	0.0	0.0	0.0	0.0	0.0
Results before taxes	**0.0**	**26.0**	**0.0**	**23.6**	**60.0**
Income taxes	(6.0)	(0.7)	(6.0)	0.0	48.0
Income/loss before minority interests	(6.0)	25.3	(6.0)	23.6	108.0
Income/loss applicable to minority shareholders	0.0	0.0	0.0	0.0	0.0
Group net income/(loss)	**(6.0)**	**25.3**	**(6.0)**	**23.6**	**108.0**

The material nonrecurring items are mostly due to the sale of t-info in the second quarter of 2003, a writeup on the book value of the stake in comdirect and from the fourth quarter 2003 a change in accounting rules in France restricting the ability to offset losses against future profits. A nonrecurring tax charge was incurred in 2004 due to a change in Austrian tax rates.

7. Personnel.

Workforce development und personnel costs.
The average number of employees in the T-Online Group in the periods stated is shown below:

	First half 2004	First half 2003	Full year 2003
Germany	2 096	1 926	1 931
Rest of Europe	792	703	687
Group	**2 888**	**2 629**	2 618

Compared with the first half of 2003, the average number of employees in the Group increased by almost 10 percent. The increase in the **Germany and in the Rest of Europe segment** is due to the inclusion of the Scout group from February 18, 2004. Without it, the average number of Group employees would have reduced by 3 percent.

Personnel costs for the first half of 2004 were € 91.4 million (First half 2003: € 80.6 million).

Stock options held by members of the Board of Management and employees.
An Extraordinary Shareholders' Meeting of T-Online International AG held prior to the initial public offering in April 2000 adopted the 2000 stock option plan for members of the Board of Management and for specialists and managers working for the company or its subsidiaries. The plan was not competitive, due largely to the terms stipulating when options could be exercised.

The 2001 Shareholders' Meeting approved a new, premium priced stock option plan, involving a 25 percent premium. Options are issued over a five-year period, and are valid for ten years. No more than half of the options granted to a participant are eligible for exercise after a two-year lockup period expires, and all are eligible for exercise after a three-year lock-up. The first tranche of options was issued on August 13, 2001, and the second on July 15, 2002. The Board of Management resolved not to issue a tranche in 2003. No further tranches will be issued under the 2001 stock option plan. The 2004 Shareholders' Meeting revoked the Board of Management's and Supervisory Board's authority to issue further options under the 2001 stock option plan and partly withdrew the existing conditional capital.

The options currently outstanding from the 2000 and 2001 plans are summarized in the table:

	2001 stock option plan (thousands)	2000 stock option plan (thousands)
Outstanding stock options on Jan. 1, 2004	4 185	112
Granted	0	0
Exercised	6	0
Expired	0	0
Outstanding stock options on June 30, 2004	4 179	112

Further information on the option plans is available in the 2003 Annual Report on pages 110 et seq.

As of June 30, 2004, members of T-Online International AG's Board of Management held options to purchase T-Online stock as follows. Ms. Veronika Altmeyer held 64 635 options; Mr. Rainer Beaujean 68 805; Mr. Burkhard Graßmann 90 350; Mr. Thomas Holtrop 235 188; Mr. Andreas Kindt 21 267; and Mr. Thomas Hille did not hold any options. The entire Board of Management decided to dispense with the allocation of the 2003 tranche.

8. Changes on the Supervisory Board.

Karl-Heinz Häuser, Deputy Chairman of the Supervisory Board, is retiring from the Supervisory Board effective July 1, 2004.

9. Outlook.

The Internet's future is broadband.

T-Online aims to continue expanding its offerings specially tailored to broadband customers and harnessing its excellent positioning in future.

The company will pursue its quality and broadband initiative already launched at the beginning of the year, ensuring that customers make even more intensive use of the Internet and T-Online's attractive content offerings. The aim is to make Internet communications simpler and more efficient. T-Online International AG has therefore set itself the goal to achieve an approximate 50-percent market share of new customer business by year-end 2004 among DSL customers connected by T-Com. The figure may fluctuate from quarter to quarter. T-Online only counts customers as DSL customers once they have logged onto the Internet via a broadband connection. This means there may be a delay between registration as DSL customer with Deutsche Telekom and recording by T-Online. Alongside DSL customers connected by T-Com, there are other DSL customers in Germany for whom no T-Online market share can be gauged due to a lack of transparency.

With its broadband portal T-Online Vision, T-Online International AG began pursuing the trend of Broadband Internet at an early stage and is now offering its customers innovative, exclusive broadband content. T-Online is committed to fine-tuning the special content offerings down the line, ensuring that the Internet also finds its way increasingly into end users' living rooms. To this end, additional hardware partners will be marketing their range of set-top boxes, allowing T-Online customers to continue purchasing the latest movies at attractive rates via video on demand. What is already an extensive movie library will be successively expanded to include compelling new content.

Additional labels will market their artists and tracks on the Musicload portal, and payment procedures will be redesigned to enhance our customer-friendly approach.

T-Online International AG is well positioned in the sports arena, too. The company has secured the rights from Germany's DFL soccer league to cover Bundesliga matches on the Web and via mobile terminals up to the end of the 2005/06 season. These licences allow T-Online to distribute video streams and content on to third parties, such as mobile communications providers, and offer its customers attractive premium content subscriptions.

10. Interim consolidated financial statements compliant with IFRS.

Consolidated statement of income Millions of €

(prior-year figures including t-info)	**First half 2004**	First half 2003	**Second quarter 2004**	Second quarter 2003
Net revenues	**988.2**	**894.3**	**499.5**	**449.6**
Goods and services purchased	(367.5)	(386.9)	(172.4)	(191.1)
Gross margin	**620.7**	**507.4**	**327.1**	**258.5**
Other cost of sales	(121.5)	(123.3)	(66.3)	(52.4)
Gross profit	499.2	384.1	260.8	206.1
Selling costs	(259.1)	(230.1)	(127.1)	(119.1)
Administrative costs	(48.1)	(50.5)	(31.3)	(30.2)
Other operating income	11.5	44.0	4.2	31.7
Other operating expenses	(1.1)	(1.6)	0.0	(1.3)
Operating profit	**202.4**	**145.9**	**106.6**	**87.2**
Goodwill amortization	0.0	(176.0)	0.0	(90.2)
Net result from associated companies	5.8	(5.9)	2.8	(3.6)
Interest income, net	55.0	59.7	27.8	28.7
Impairment charges against financial assets	0.0	(0.5)	0.0	(0.5)
Results before taxes	**263.2**	**23.2**	**137.2**	**21.6**
Income taxes	(101.5)	(72.1)	(54.9)	(39.7)
Loss before minority interests	161.7	(48.9)	82.3	(18.1)
Loss applicable to minority shareholders	(0.1)	2.8	(0.1)	1.6
Group net income/(loss)	**161.6**	**(46.1)**	**82.2**	**(16.5)**
Earnings/(loss) per share in €	**0.13**	**(0.04)**	**0.07**	**(0.02)**
EBITDA	248.3	180.2	130.6	104.4

Consolidated balance sheet Millions of €

	June 30, 2004	Dec. 31, 2003
ASSETS		
Non-current assets		
Goodwill	1 262.0	1 148.9
Other intangible assets	125.0	65.4
Property, plant and equipment	97.1	103.6
Investments in Group companies	0.1	0.1
Investments in associated companies	184.4	162.2
Other financial assets	3.6	2.3
Receivables from Group companies	2 200.0	1 215.8
Deferred tax assets	206.5	184.8
	4 078.7	**2 883.1**
Current assets		
Inventories	1.9	1.7
Trade accounts receivable	137.6	164.9
Receivables from Group companies	1 799.8	2 611.9
Receivables from associated companies	5.6	2.6
Other current assets and prepaid expenses	36.3	20.8
Marketable securities	0.4	0.4
Cash in banks/petty cash	97.0	260.9
	2 078.6	**3 063.2**
Total assets	**6 157.3**	**5 946.3**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity	**5 641.4**	**5 480.0**
Minority interests	**3.9**	**(0.5)**
Non-current liabilities		
Provisions for pensions and similar obligations	12.1	10.1
Deferred tax liabilities	30.0	8.6
	42.1	**18.7**
Current liabilities		
Other short-term provisions	46.3	64.9
Short-term debt	0.0	0.0
Liabilities to Group companies	138.7	116.5
Trade accounts payable	152.3	186.8
Other short-term liabilities and deferred income	132.6	79.9
	469.9	**448.1**
Total shareholders' equity and liabilities	**6 157.3**	**5 946.3**

Consolidated statement of cash flows Millions of €

	First half 2004	First half 2003	Second quarter 2004	Second quarter 2003
Group net income/(loss)	**161.6**	**(46.1)**	**82.3**	**(16.5)**
Earnings/(losses) applicable to minority shareholders	0.1	(2.8)	0.1	(1.6)
Depreciation and amortization of non-current assets	45.4	210.0	23.8	107.3
Interest income, net	(55.0)	(59.7)	(27.8)	(28.7)
Income taxes	101.5	72.1	54.8	39.7
Proceeds/(realized losses) from disposals of non-current assets	0.1	(23.6)	0.1	(23.6)
Net result from associated companies	(5.8)	5.9	(2.8)	3.6
Increase in pension provisions	2.0	1.1	1.0	0.5
Decrease in other short-term provisions	(18.7)	(25.1)	(19.0)	(25.7)
Decrease in trade accounts receivable	32.1	14.2	6.3	10.2
Increase/(decrease) in trade accounts payable	(39.7)	(18.5)	5.5	20.0
Other changes	(16.0)	32.1	(29.9)	(33.0)
Income tax paid	(82.2)	0.0	(43.0)	0.0
Interest paid	(0.9)	(0.2)	(0.4)	(0.1)
Interest received	31.6	54.5	6.9	30.0
Net cash provided by operating activities	**156.1**	**213.9**	**57.9**	**82.1**
Capital expenditure on intangible assets	(16.6)	(9.7)	(10.8)	(3.0)
Capital expenditure on property, plant and equipment	(14.6)	(12.2)	(7.8)	(6.8)
Capital expenditure on financial assets	0.0	(2.9)	0.0	(1.7)
Capital expenditure on adoption of a shareholder loan	(36.8)	0.0	0.0	0.0
Capital expenditure on investments in fully consolidated subsidiaries	(146.7)	(3.2)	(5.5)	0.0
Proceeds from the sale of non-current assets	0.5	4.4	0.4	1.0
Proceeds from the sale of investments in fully consolidated subsidiaries	0.0	27.8	0.0	27.8
Net change in short-term investments (exceeding 3 months to maturity) and marketable securities	168.7	295.8	(22.0)	417.8
Net cash provided by/(used for) investing activities	**(45.5)**	**300.0**	**(45.7)**	**435.1**
Increase in shareholders' equity	0.6	0.0	0.5	0.0
Net cash provided by financing activities	**0.6**	**0.0**	**0.5**	**0.0**
Net increase in cash and cash equivalents (up to 3 months to maturity)	111.2	513.9	12.7	517.2
Cash and cash equivalents (up to 3 months to maturity) at the start of the period	68.7	268.3	167.2	265.0
Cash and cash equivalents (up to 3 months to maturity) at the end of the period	179.9	782.2	179.9	782.2

Statement of shareholders' equity

	Subscribed capital	Subscribed capital	Additional paid-in capital	Revenue reserves	Currency translation adjustments	Revaluation of financial instruments	Group income (loss)	**Total**
	Number of shares (thousands)	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €
Balance as of Jan. 1, 2003	**1 223 858**	**1 223.9**	**5 775.0**	**(991.7)**	**0.2**	**0.0**	**(489.7)**	**5 517.7**
Currency translation adjustment	0	0.0	0.0	0.0	(0.2)	0.0	0.0	(0.2)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognized as income/(expense)	0	0.0	0.0	(489.7)	0.0	0.0	489.7	0.0
Net loss, Jan. 1 - June 30, 2003	0	0.0	0.0	0.0	0.0	0.0	(46.1)	(46.1)
Balance as of June 30, 2003	**1 223 858**	**1 223.9**	**5 775.0**	**(1 481.4)**	**0.0**	**0.0**	**(46.1)**	**5 471.4**
Currency translation adjustment	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognized as income/(expense)	0	0.0	0.0	0.0	0.0	(0.1)	0.0	(0.1)
Capital contributions	26	0.0	0.3	0.0	0.0	0.0	0.0	0.3
Net income, July 1 - Dec. 31, 2003	0	0.0	0.0	0.0	0.0	0.0	8.4	8.4
Balance as of Dec. 31, 2003/Jan. 1, 2004	**1 223 884**	**1 223.9**	**5 775.3**	**(1 481.4)**	**0.0**	**(0.1)**	**(37.7)**	**5 480.0**
Currency translation adjustment	0	0.0	0.0	0.0	(0.8)	0.0	0.0	(0.8)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognized as income/(expense)	0	0.0	0.0	(37.7)	0.0	0.1	37.7	0.1
Capital contributions	6	0.0	0.5	0.0	0.0	0.0	0.0	0.5
Net income, Jan. 1 - June 30, 2004	0	0.0	0.0	0.0	0.0	0.0	161.6	161.6
Balance as of June 30, 2004	**1 223 890**	**1 223.9**	**5 775.8**	**(1 519.1)**	**(0.8)**	**0.0**	**161.6**	**5 641.4**

Segment information (IFRS-compliant) Millions of €

	First half 2004	First half 2003	**Second quarter 2004**	Second quarter 2003
Germany				
Net revenues	879.7	813.5	443.8	408.2
Gross margin	572.3	476.3	302.4	242.7
Gross margin (%)	65.1	58.4	68.2	59.1
Operating profit	212.7	173.5	108.3	100.3
EBITDA	**247.9**	**199.3**	**126.4**	**113.1**
Rest of Europe				
Net revenues	113.1	81.9	59.0	42.2
Gross margin	54.1	31.1	29.0	15.4
Gross margin (%)	47.8	37.9	49.1	36.6
Operating profit	(10.4)	(27.8)	(2.7)	(13.4)
EBITDA	**0.3**	**(19.3)**	**3.2**	**(9.0)**
Consolidation				
Net revenues	(4.6)	(1.1)	(3.3)	(0.8)
Operating profit	0.1	0.2	1.0	0.3
EBITDA	**0.1**	**0.2**	**1.0**	**0.3**
Total				
Net revenues	988.2	894.3	499.5	449.6
Gross margin	620.8	507.4	327.0	258.5
Gross margin (%)	62.8	56.7	65.5	57.5
Operating profit	202.4	145.9	106.6	87.2
EBITDA	**248.3**	**180.2**	**130.6**	**104.4**

The following chart shows access customers within the T-Online Group:

In millions*

	June 30, 2004	Dec. 31, 2003	June 30, 2003
Registered customers	**13.34**	**13.13**	**12.66**
Germany	**11.26**	**10.79**	**10.34**
Of whom with DSL tariffs	2.62	2.16	2.00
Of whom with narrowband tariffs	5.26	5.56	5.66
Of whom PAYG (usage < 30 days)	0.80	0.81	0.79
Of whom PAYG (usage > 30 days)	2.58	2.25	1.90
Rest of Europe	**2.08**	**2.35**	**2.32**
Of whom with DSL tariffs	0.31	0.26	0.21
Of whom with narrowband tariffs	0.25	0.29	0.32
Of whom PAYG (usage < 30 days)	0.14	0.17	0.18
Of whom PAYG (usage > 30 days)	1.38	1.63	1.61

* The totals are based on figures established before rounding.

The table below shows customers who have broadband access but currently use a narrowband tariff:

In millions*

	June 30, 2004	Dec. 31, 2003	June 30, 2003
DSL users with narrowband tariffs	1.06	1.15	1.01

11. Definitions for the new presentation of revenues and customer numbers.*

Subscription fees: Revenues from fixed monthly basic charges for access and content products, for example access tariffs or products such as security packages, extra mailbox space and 'Insider' subscription content plans.

Usage fees: Revenues from per-minute or volume-based access tariff components and non-access products made available on a pay-per-view or pay-per-use basis.

Advertising/B2B: Revenues from T-Online business customers and online advertising. The portal agreement with Deutsche Telekom is reported separately.

Registered customers are all customers in access tariffs.

Monthly paying customers are customers who pay a monthly basic charge, although this does not necessarily mean they have used the product.

PAYG customers are customers who have not ordered a tariff plan with a monthly basic charge.

DSL tariff customers: Customers who have a broadband connection and have signed up for a T-Online broadband tariff.

Broadband customers: DSL tariff customers, plus those customers who have a broadband connection but have not yet signed up for a DSL tariff.

Blended ARPU

$$\frac{\text{(Subscription Fees + Usage Fees) / Number of Months}}{\text{DSL-C}_{AV} + \text{NB-C}_{AV} + \text{PAYG} < 30 \text{ days}} = \text{ARPU}_{\text{Blended}}$$

Subscription ARPU

$$\frac{\text{Subscription Fees / Number of Months}}{\text{DSL-C}_{AV} + \text{NB-C}_{AV}} = \text{ARPU}_{\text{Subscription}}$$

Usage ARPU

$$\frac{\text{Usage Fees / Number of Months}}{\text{DSL-C}_{AV} + \text{NB-C}_{AV} + \text{PAYG} < 30 \text{ days}} = \text{ARPU}_{\text{Usage}}$$

* More information on this topic is provided in the First Quarter Report 2004, Section 2, 'Business trends for the Group and its segments' (p. 6-12) and on our corporate portal at http://www2.t-online.net/dyn/c/19/54/41/1954418.swf.

Board of Management
Darmstadt, August 11, 2004
T-Online International AG

Thomas Holtrop

Veronika Altmeyer

Rainer Beaujean

Burkhard Graßmann

Thomas Hille

Andreas Kindt

Address
T-Online International AG
Postfach 10 11 52
64211 Darmstadt, Germany

Investor Relations
Telephone: 06151/680-2929
Telefax: 06151/680-299
Web site: www.t-online.de/ir
E-Mail: ir@t-online.net

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Note
This Group Interim Report is a translation of the original German version, which in case of doubt shall be definitive.